Steven Nanula

Steven Nanula has extensive experience building and acquiring consumer brands on behalf of Nanco, which has holdings in a range of companies, the vast majority of which are food-related and real estate businesses, and also invests in technology, construction services, and hospitality services, in each case with a consumer focus. While some of the investments are passive, Nanco typically takes an active role in the management of its portfolio companies, which include (or has included), among others: Essex Homes (a homebuilder), Tops, Wilson Farms (a convenience store chain), Chalice Capital Wealth Partners, LLC (a registered investment advisor service provider), Paula Deen Restaurants, Buddy Valastro Foods and Three Chord Bourbon.

3 Year Work History:
2003 – Present   Owner, Nanco Associates, LLC